Canyon Copper Corp.
408-1199 Pender Street, Vancouver, BC, V6E 2R1, Canada. Tel: 1 888 331 9326 Fax: (604) 684 6367

Appointment of Ben Ainsworth as President.

Canyon Copper Corp. is pleased to announce that Mr. Ben Ainsworth, MA (Oxon), PEng. has agreed to accept the position of President of Canyon Copper Corp.

Ben Ainsworth, who earned an honours degree in geology at Oxford in 1962 was with Placer Development for 21 years, formerly as Senior Geologist, having held assignments as Chief Geochemist, Exploration Manager - Eastern Canada, Exploration Manager - Chile, President - Placer Chile S.A. de C.V. In Chile and Western Canada, Placer worked mainly on bulk tonnage mineral projects such as the porphyry class copper/molydenum deposits.

He joined Placer in 1965 after working in base metal exploration in Eire and completing service as a Development Geologist with the Ghana Geological Survey in West Africa. From 1968 to 1978, his principal speciality area of work related to the application and research of geochemistry for mineral exploration. He carried out extensive exploration work in British Columbia and the Yukon, which lead to the discovery, in 1972, of the world class Howards Pass lead - zinc deposit, by the application of exploration geochemistry.

Following the work related to the lead-zinc discovery, he was selected to manage exploration for Placer in other regions of Canada and offshore. This activity included the design of exploration programmes together with required budget and cost control overview, the arranging of the acquisition and disposal of mineral properties through sale, option and lease which required an ability to carry out proximate valuations to assure that Placer met acceptable industry norms.

In 1986, he and a partner formed the consulting firm of Ainsworth-Jenkins Holdings Inc. (The Consultancy) The first years of practise focussed on gold and silver in Nevada and northern tier states in Mexico, drawing on the experience gained from working on similar projects for Placer. The Consultancy undertook the design and implementation of the reactivation of the Huckleberry porphyry copper/gold project financed by New Canamin Resources Ltd in the period 1992 to 1994. The project became a successful mining operation placed into production by Princeton Mines in 1997.

The Consultancy was also responsible for the concept, design and implementation of the 1995 exploration program that lead to the discovery of the first reported marine alluvial diamonds in the territorial waters of Sierra Leone, West Africa.

In 1994-96, Ainsworth worked for Cascadia Metals and Chemicals Corporation on their Mongolian projects and selected the 4000 sq km Sharingol Concession (gold). This was vended to Cameco as a substantial gold resource following the exploration programme carried out by the Consultancy. The property has become an advanced gold project for Centerra Gold Inc, the gold company spun-off by Cameco.

In the period 1995–97, Ainsworth was Consultant to Columbia Yukon Exploration Ltd, Consolidated Venturex Holdings Ltd and BHR-Buffalo Head Resources and served on the boards of those companies. He managed their broad spectrum exploration campaign on more than a million acres of claims in Labrador, following the Voisey’s Bay nickel discovery. This work located a significant discovery of nickel-copper-cobalt on claim block 1506, north of Voisey’s Bay, and an exhalative gold deposit on claim block 785 to the south of Voisey’s Bay.

Ainsworth has also carried out contracts for the Provincial and Federal Governments as well as private sector clients in several industrial minerals fields over the past 20 years. This work included market surveys and project assessments for the BC Geological Survey Branch and Western Diversification. Commodities included bentonite, borates, columbite, felspar, glass sands, kaolin, limestone, mica, peat, wollastonite and zeolites.

He has served on the BC and Yukon Chamber of Mines (BCYCM) Focus Group for the Task Force on Sustainable Development and is an active correspondent in the movement to keep Crown Lands open to multiple resource use. Between 1988 and 2002 he assisted as a member of the Technical Liaison Committee, which gives inputs to the Geological Survey Branch of the Ministry of Mines of British Columbia to help keep programmes relevant to the needs of the mining industry.

Recent work that he has undertaken includes a large uranium project in the Athabasca Basin, gold and molybdenum-tungsten exploration in BC, porphyry related copper-gold and calcium borate exploration in Sonora, Mexico, diamond exploration in Sierra Leone and the NWT of Canada, and industrial minerals in Nova Scotia and British Columbia.

In 1972, he qualified and registered as a Professional Engineer in the Province of British Columbia and acts as a “Qualified Person” under the definition used in National Instrument 43 101. He is a Canadian citizen by naturalization.

Mr. Brian Wilson, P.Eng., is stepping aside as President but will remain as a Director. The Company wishes to thank Mr. Wilson for his considerable contribution and continued support during the reorganization of the Company.

About Canyon Copper

Canyon Copper Corp.’s New York Canyon Property is located in the New York Canyon area of the Santa Fe Mining District, Mineral County, Nevada. The project hosts oxide and sulphide copper bearing mineralization outlined by historical operators. The most advanced of these zones is the Longshot Ridge copper oxide deposit. This zone has not been completely outlined and remains partially open. The Copper Queen mineralized zone is located approximately three kilometres west of Longshot Ridge and hosts copper and molybdenum sulphide mineralization. Several additional mineralized areas identified throughout the New York Canyon property have yet to be explored.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are identified by their use of terms and phases such as “believe.’ “expect,’ “plan,’ “anticipate” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from the Company’s expectations, and expressly does not undertake any duty to update forward-looking statements. These factors include, but are not limited to the following, the Company’s ability to obtain additional financing, geological, mechanical or difficulties affecting the Company’s planned geological work programs, uncertainty of estimates of mineralized material and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements

CANYON COPPER CORP.

Anthony R. Harvey.
Chairman and CEO